

May 31, 2013

Via E-mail
Kenneth L. Hignett
Senior Vice President, Chief Financial Officer and Secretary
Morgan's Foods, Inc.
4829 Galaxy Parkway, Suite S
Cleveland, OH 44128

Re: **Morgan's Foods, Inc.**
Preliminary Proxy Statement on Schedule 14A
Filed May 24, 2013
File No. 001-08395

Dear Mr. Hignett:

We have limited our review of your filing to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Proposal Three: Proposal to Amend and Restate the Articles of Incorporation to Eliminate Cumulative Voting in the Election of Directors, page 6

1. We note that the third proposal relating to the amendment and restatement of the Articles of Incorporation presents separate matters, including a provision eliminating cumulative voting in the election of directors and a provision providing for severability if an individual article is held to be invalid. Please tell us why you believe such grouping into one proposal is appropriate. Similarly, we note that the fourth proposal on page 7 relating to the amendment and restatement of the Amended Code of Regulations presents separate matters, including a provision requiring advance notice and disclosure related to business to be conducted at shareholder meetings and provisions that you believe will modernize the Code of Regulations, such as a provision allowing uncertified shares. Please tell us why you believe such grouping into one proposal is appropriate. Refer to Rule 14a-4(a)(3).

Proposal Seven: Termination of Amended and Restated Shareholders Rights Agreement, page 12

2. Please revise to expand the description of the interest of your director, James Pappas, in this proposal by quantifying the number and percentage of shares that Mr. Pappas would own if he purchases Mr. Stein-Sapir's shares of your common stock on page 14. In addition, please revise the first paragraph on page 14 to provide a brief definition of the term "Acquiring Person."

Proxy Card

3. Please revise the description of proposals 3 and 4 on the proxy card to clarify the matters to be voted upon. For example, for proposal 3, please revise to state that amendment to the Articles of Incorporation eliminates cumulative voting in the election of directors. Similarly, please revise the description of proposals 3 and 4 in the letter to shareholders to clarify the matters to be voted upon. For example, for proposal 4, please revise to state that the amendment to the Code of Regulations is to require advance notice and disclosure related to business to be conducted at shareholder meetings. Refer to Rule 14a-4(a)(3).

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

*   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

*   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

*   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Sonia Bednarowski at (202) 551-3666 or me at (202) 551-3469 with any questions.

Sincerely,

/s/ Justin Dobbie

Justin Dobbie
Legal Branch Chief

cc: <u>Via E-mail</u>
       Robert Loesch
       Tucker Ellis LLP